Morse & Morse, PLLC
1400 Old Country Road, Suite 302
Westbury, NY 11590
Tel: 516-487-1446
Fax: 516-487-1452
Email: morgold@aol.com

October 31, 2007

Paul Fischer, Staff Attorney Division of Corporation Finance
Telephone Number: 202-551-3415
Facsimile Number. 202-7729205
Mail Stop 3720

Re:       Anchor Funding Services, Inc.
Registration Statement on Form 10-SB/A
Quarterly Report on Form 10Q-SB for the period ended June 30, 2007
File No. 0-52589

Dear Mr. Fischer:

We have today electronically filed Amendment No. 4 to the Form 10-SB/A. This filing responds to the Staff’s recent comment letter to amend the auditor’s report to reference the restated financials.

If you have any questions or comments, please do not hesitate to call.

Very truly yours,
MORSE & MORSE, PLLC
By:	/s/ Steven Morse

Managing Member